Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-191524 and 333-191524-01

July 30, 2014

Kilroy Realty, L.P.

$400,000,000

4.25% Senior Notes due 2029

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated July 30, 2014 (the “preliminary prospectus supplement”) and the accompanying prospectus dated October 2, 2013 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.

Guarantor:	Kilroy Realty Corporation

Security:	4.25% Senior Notes due 2029

Aggregate Principal Amount Offered:	$400,000,000 aggregate principal amount

Maturity Date:	August 15, 2029

Interest Rate:	4.25% per year, accruing from August 6, 2014

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2015

Price to Public:	98.882% of the principal amount, plus accrued interest, if any

Yield to Maturity:	4.352%

Benchmark Treasury:	2.50% due May 15, 2024

Spread to Benchmark Treasury:	180 basis points

Benchmark Treasury Yield:	2.552%

Redemption:	Prior to May 15, 2029, make-whole redemption at the Treasury Rate (as defined) plus 30 basis points plus accrued and unpaid interest. On and after May 15, 2029, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Trade Date:	July 30, 2014

Settlement Date:	August 6, 2014 (T+5). See “Underwriting (Conflicts of Interest) – Delayed Settlement” in the preliminary prospectus supplement for information regarding T+5 settlement.

Expected Ratings:	Baa3 by Moody’s Investors Service (positive outlook) BBB- by Standard & Poor’s Ratings Services (positive outlook)[1]

CUSIP:	49427R AK8

ISIN:	US49427RAK86

Joint Bookrunners:	Wells Fargo Securities, LLC
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC

Senior Co-Managers:	Jefferies LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Comerica Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. SMBC Nikko Securities America, Inc.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897 or by email to cmclientsupport@wellsfargo.com; or by calling Barclays Capital Inc. toll-free at (888) 603-5847 or by email to barclaysprospectus@broadridge.com; or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or by email to dg.prospectus_requests@baml.com; or by calling J.P. Morgan Securities LLC collect at (212) 834-4533.

[1]	Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.